Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes thereto which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in the Company’s Annual Report on Form-20-F filed with the Securities and Exchange Commission, or SEC, on March 4, 2025, or the 2024 Annual Report, including the audited consolidated annual financial statements as of and for the year ended December 31, 2024 and the accompanying notes included therein.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Brenmiller Energy. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our European, U.S., and other patents and other intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	our ability to maintain compliance with Nasdaq’s continued listing requirements;

●	interpretations of current laws and the passages of future laws;

●	general market, political and economic conditions in the countries in which we operate, including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front war Israel is facing; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, in our 2024 Annual Report.

We believe that our forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe many of these risks in greater detail under the heading “Risk Factors” in our 2024 Annual Report.

All forward-looking statements contained in this Report of Foreign Private Issuer on Form 6-K speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within the “Risk Factors” section of the 2024 Annual Report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The terms “Brenmiller,” “Brenmiller Energy,” “we,” “us,” “our,” “our Company” and “the Company” in this Report of Foreign Private Issuer on Form 6-K refer to Brenmiller Energy Ltd. and its consolidated subsidiaries, consisting of Brenmiller Energy US Inc., Brenmiller Energy NL B.V., Brenmiller Europe S.L., and Bren Dom TES KFT, unless the context otherwise requires.

On June 18, 2025, we announced a 5-for-1 reverse share split of our issued and outstanding ordinary shares. All historical quantities of the ordinary shares and per share data herein are presented on a post-split basis to give effect to our 5-for-1 reverse share split effected at the market open on Nasdaq on June 20, 2025. For further details, see section titled “5-for-1 Reverse Share Split.”

Overview

We are a technology and project development company that develops, produces, markets, and sells thermal energy storage, or TES, systems based on our proprietary and patented bGen™ technology. We also initiate and execute TES Energy as a Service, or EaaS, projects, in line with our current business model. Our technology enables the electrification and decarbonization of the industrials sector, resulting in better integration with renewable energy sources and a reduction in carbon emissions.

Recent Developments

July 2025 Private Placement

On July 25, 2025, we entered into a securities purchase agreement, or the July 2025 Securities Purchase Agreement, with Alpha Capital Anstalt, or Alpha. Pursuant to the terms of the July 2025 Securities Purchase Agreement, the Company agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple traches, consisting of preferred shares, pre-funded warrants, and ordinary warrants.

At the initial closing, which took place on July 28, 2025, for a subscription amount of $1.2 million the Company issued (i) pre-funded warrants to purchase 631,579 ordinary shares at an exercise price of $0.00001 per share, or the Pre-Funded Warrants, and (ii) ordinary warrants to purchase 631,579 ordinary shares at an exercise price of $2.09 per share, or the Ordinary Warrants. The Pre-Funded Warrants are exercisable upon issuance and will expire when exercised in full. The Ordinary Warrants are exercisable upon issuance and expire five years from the initial exercise date. The exercise of the Pre-Funded Warrants and Ordinary Warrants are subject to certain beneficial ownership limitations contained therein.

On August 11, 2025, we entered into an amendment to the Securities Purchase Agreement with Alpha, or the Amendment, and agreed, among other things, to amend the aggregate subscription amount of the Pre-Funded Warrants and Ordinary Warrants in connection with the initial closing from $1.2 million to $1.395 million. On August 21, 2025, Alpha exercised all 631,579 Pre-Funded Warrants.

On September 29, 2025, we issued 3,800 preferred shares with a stated value of $1,000 per share, or the Preferred Shares, in exchange for an additional $3.8 million investment, or the Equity Closing. Each Preferred Share is convertible into ordinary shares at a fixed conversion price of $2.288 per share. At the Equity Closing, we also issued 1,660,839 accompanying ordinary warrants, with an exercise price of $2.40 per share, or the Additional Ordinary Warrants, equal to 100% of the shares underlying the Preferred Shares, which will be exercisable upon issuance and will expire five years from the initial exercise date. As of September 29, 2025, the Company has 3,859,800 Ordinary Shares issued and outstanding and 3,800 Preferred Shares issued and outstanding.

The proceeds from the financing will be used for general corporate purposes, working capital, and execution of our commercial TES projects across Europe, the U.S., and the Middle East.

Under the terms of the July 2025 Securities Purchase Agreement, subject to certain conditions and as long as any Preferred Shares or Additional Ordinary Warrants are outstanding, Alpha also has the right to purchase additional preferred shares and warrants of up to an additional $20 million, or the Subsequent Financing.

The July 2025 Securities Purchase Agreement also provides for certain additional fundings by Alpha after the Equity Closing which can come in the form of warrant exercises, Subsequent Financing or other financing arranged by Alpha, or the Additional Funding, subject to certain conditions, up to $15 million, over a two year period beginning after the Equity Closing. Assuming full exercise of all warrants, the overall financing from Alpha may reach $50 million.

In addition, on July 25, 2025, we entered into two separate Registration Rights Agreements with Alpha pertaining to (i) the resale of the ordinary shares issuable upon exercise of the warrants issued at the Pre-Funded Warrants Closing, or the Pre-Funded Warrants Registration Rights Agreement, and (ii) the resale of the ordinary shares issuable upon conversion of the Preferred Shares and exercise of the Additional Ordinary Warrants issued at the Equity Closing, or the Equity Closing Registration Rights Agreement. We agreed to file these registration statements with the U.S. Securities and Exchange Commission, or the SEC, and maintain their effectiveness within specified timeframes. On August 4, 2025, the Company filed a registration statement with the SEC, which was declared effective August 15, 2025, to fulfil the requirement of the Pre-Funded Warrants and Warrants Registration Rights Agreement.

The July 2025 Securities Purchase Agreement contains customary representations, warranties, covenants, and participation rights.

May 2025 Public Offering

On May 12, 2025, we entered into a securities purchase agreement with certain investors for the issuance and sale of 461,539 our Ordinary Shares, series B warrants to purchase up to 461,539 Ordinary Shares, or the Series B Warrants, and series C warrants to purchase up to 461,539 Ordinary Shares, or the Series C Warrants, at a combined price of $3.25 per Ordinary Share and accompanying warrants, for aggregate gross proceeds of approximately $1.5 million before deducting placement agent fees and other offering expenses, or the May 2025 Public Offering. Each warrant has an exercise price of $3.75 per Ordinary Share, and is exercisable upon issuance, or the Initial Exercise Date. The Series B Warrants will expire five years from the Initial Exercise Date and the Series C Warrants will expire 12 months from the Initial Exercise Date.

On May 12, 2025, we entered into a placement agency agreement with A.G.P./Alliance Global Partners, or A.G.P., pursuant to which A.G.P. agreed to serve as lead placement agent for the issuance and sale of the Ordinary Shares, Series B Warrants and Series C Warrants. We agreed to pay A.G.P. an aggregate cash fee equal to 7.0% of the gross proceeds received by us from the sale of the securities in the May 2025 Public Offering. We also agreed to pay A.G.P. $65,000 for accountable expenses and $5,000 for non-accountable expenses. The placement agency agreement has indemnification and other customary provisions for transactions of this nature.

At-the-Market Offering

On June 9, 2025, we filed a prospectus supplement, or the Prospectus Supplement, to supplement and amend the previously filed prospectus supplement, dated June 9, 2023, or the Prior Prospectus Supplement, to increase the dollar amount of Ordinary Shares, that may be offered and sold under our sales agreement, or the ATM Sales Agreement with A.G.P., dated June 9, 2023, by $2,381,812. For the period ended June 30, 2025, under the agreement with A.G.P., we issued 599,711 Ordinary Shares, for a total net consideration of approximately $2,127 thousand. A.G.P. commissions and other issuance costs amounted to $102 thousand.

Dimona, Israel Production Facility

We manufacture our proprietary bCube™ components for our TES systems at our production facility in Dimona, Israel. After production, TES system components are shipped to customer sites for on-site assembly. The current production line is designed to support an annual capacity of up to 1 GWh of bCube™ thermal storage units, which aligns with our existing project pipeline.

The facility is built with infrastructure and flexibility to scale up to a production capacity of up to 4 GWh per year, subject to increased market demand and the receipt of additional orders beyond our current capacity.

The facility has also been designed with replicability in mind, enabling the establishment of similar gigafactories in strategic markets such as Europe and the United States. This approach supports localized manufacturing, shortens supply chains, and reduces logistics costs.

While the initial build-out of the Dimona plant was financed through a non-dilutive €7.5 million credit facility agreement with the European Investment Bank, or the EIB, of which €4 million was withdrawn in July 2022—we did not draw on the remaining €3.5 million tranche. Instead, we plan to prioritize investment in localized production facilities in Europe and the U.S. to support our global expansion strategy.

5-for-1 Reverse Share Split

On June 20, 2025, we effected a reverse share split of our issued and outstanding Ordinary Shares at a ratio of 5-for-1. Our Ordinary Shares started trading on the Nasdaq Capital Market on a post-split basis at the market open on June 20, 2025 under the Company’s existing trading symbol “BNRG”.

The reverse share split was approved by our shareholders at the our Special General Meeting of Shareholders held on December 5, 2024.

Our authorized share capital was not impacted by the implementation of the reverse share split and remained 150,000,000 Ordinary Shares following the consummation of the reverse share split. No fractional shares were issued as a result of the reverse split. In accordance with our Articles of Association, all fractional shares were rounded to the nearest whole Ordinary Share such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share shall be entitled to receive one consolidated share.

Director Appointments

On June 19, 2025, our Board of Directors, or the Board, appointed Mr. Boaz Toshav to serve as an independent director on the Board. Mr. Toshav’s appointment fills a vacancy on the Board created as a result of the term of Ms. Nava Swersky Sofer having expired on June 16, 2025.

On August 21, 2025, Board appointed Mr. Harel Gadot to serve as an independent director on the Board as of August 21, 2025. Mr. Gadot’s appointment fills a vacancy on the Board which was created as a result of the term of Ms. Chen Franco-Yehuda having expired on August 25, 2025.

Baran System Purchase Agreement

On September 14, 2025, we entered into a System Purchase Agreement with Baran Energy, a subsidiary of the Baran Group Ltd., or Baran, for the completion and operational launch of two bGen™ ZERO TES systems currently in development in our portfolio, located at Tempo Beverages Ltd., or Tempo, and Wolfson Medical Center, or Wolfson. The system purchase agreement became effective on September 29, 2025, after receiving the approval of both TES system clients. These projects represent an aggregate of approximately 44 MWh of TES capacity. Pursuant to the terms of the agreement, Baran will assume ownership of the projects, including their commercial rights and obligations, and will provide project financing through milestone-based payments during the construction and commissioning phases. Revenues generated from end customers will be shared between us and Baran based on a predefined economic model. We will retain ownership of all intellectual property and continue to provide, and receive payment for, ongoing operations and maintenance services on the installed systems.

Operational Update

During the six months ended June 30, 2025, our primary activity was focused on the development of our technology and its application into products and commercial solutions and completing the assembly and automation of our new production line.

We are currently in the process of demonstrating the use of its technologies for both industrial and utility scale applications, by installing our new projects, which are ultimately expected to support the commercialization of the technology. Our projects are progressing as planned and are expected to reach major milestones over the next twelve months. Key updates to its projects include:

●	Tempo’s Beverage Manufacturing Plant: On May 9, 2025, we announced that we are on track to meet our next four major contractual milestones and complete Stage 1 of our groundbreaking TES project for Tempo Beverages Ltd., or Tempo. Construction of the TES base began in early April 2025, following completion of the required civil work by Tempo. The installation of the bCubes™ and insulation, commenced in the third quarter of 2025. Construction of the TES is expected to be completed in fourth quarter of 2025 with commissioning set to begin at the end of 2025. We are set to replace Tempo’s fossil fuel boilers with a 32 MWh bGen™ ZERO TES system. By enabling the switch from heat derived from fossil fuels to heat derived from electricity, eliminating the use of approximately 2,000 tons of heavy fuel each year, our bGen™ is estimated to mitigate over 6,200 tons of carbon emissions annually and save Tempo an estimated $7.5 million over 15 years.

●	SUNY Purchase: Together with the New York Power Authority, or NYPA, we partnered with Purchase College—SUNY, to install our TES system at Purchase College in New York. The project, installed at the college’s Physical Education Building, serves as a pilot demonstrating how TES technology can significantly improve energy efficiency, resilience, and sustainability in institutional settings. Brenmiller’s bGen™ TES unit at Purchase College is part of a combined heat and power application designed to meet nearly 100% of the College’s physical education building’s heating needs. The case study, developed under the Renewable® Thermal Collaborative’s Innovative Pilot Projects initiative, provides critical insights into how modular TES can support the decarbonization goals of public infrastructure, particularly in the education sector. Highlights from the project include: TES modularity enables flexible and efficient deployment across diverse infrastructure; pilot installations offer replicable frameworks for wider adoption; TES integration with existing technologies boosts system reliability and thermal performance; containerized TES introduces unique thermal management dynamics requiring tailored design strategies.

●

Wolfson Medical Center: On January 29, 2024, we entered into an agreement with Wolfson Medical Center, or Wolfson Hospital, in Holon, Israel, for the construction of a TES System. Under the agreement, we will build and install a TES System on the Wolfson Hospital premises to provide industrial steam and related services, including the training and certification of Wolfson Hospital staff. The TES System will operate using electricity and water supplied by Wolfson Hospital and will provide services for a period of seven years, commencing no later than 15 months after obtaining all necessary regulatory approvals and following a two-month running-in period. We will be responsible for the operation and ongoing maintenance of the TES System, including ensuring that its efficiency ratio is maintained during the service period. The efficiency ratio will be reviewed annually, and, subject to a contractual remedy period, any failure to meet the agreed ratio may entitle Wolfson Hospital to terminate the agreement and seek compensation as set forth therein. As consideration for the services, Wolfson Hospital will pay approximately NIS 12 million (approximately $3.5 million) in non-equal monthly installments. At the conclusion of the seven-year service period, Wolfson Hospital will have the option to acquire the TES System for NIS 1.02 million (approximately $0.3 million) and, thereafter, to purchase annual maintenance services (including spare parts) from us. If Wolfson Hospital does not exercise its option to acquire the TES System, we will be responsible for dismantling and removing the system from the premises. As of the date of this Report of Foreign Private Issuer on Form 6-K, we expect to receive the required regulatory approvals in the coming weeks, which will allow it to commence construction of the project’s bCubes.

●

MoU with Japanese Corporation: On June 26, 2025, we announced the signing of a non-binding Memorandum of Understanding, or MOU, with a major Japanese Corporation, which is a prominent Japan-based engineering and project development company, to collaborate on the deployment of sustainable heating solutions in Japan. The agreement marks a significant milestone in both companies’ commitment to accelerating the energy transition and decarbonization of industrial processes. Under the MOU, we and the Japanese corporation will work together to explore commercial opportunities for our TES technology, focusing on replacing fossil-fuel-based boilers with innovative, zero-emission TES systems. As part of the collaboration, the Japanese corporation will leverage its market experience as a global engineering company with expertise in project development, energy transition, and infrastructure solutions. Headquartered in Yokohama, Japan, the Japanese corporation aims to play a pivotal role in delivering innovative, sustainable solutions across various sectors, including energy, industrial, and environmental industries. Under the MOU, the Japanese corporation will identify and develop opportunities for TES system implementation across Japan. The initiative includes promoting both direct sales of TES equipment and Heat-as-a-Service, or HaaS, models for industrial and utility-scale applications.

●

bGen™ Thermal Energy Storage System for Nuclear Small Modular Reactors (SMRs): On July 8, 2025, we announced the development of a new version of its bGen™ TES platform technology specifically for nuclear small modular reactors, or SMRs. SMRs produce up to 300 MW(e) of power, significantly smaller than traditional nuclear power plants, and are designed with modular components, offering greater flexibility and potentially lower costs. Unlike conventional nuclear storage integrations, our solution provides a solid foundation that can be adapted and further developed to meet SMR requirements. We are planning on introducing a bGen™ configuration tailored for SMR and high-resilience industrial applications. This next-generation product retains our signature flexibility, safety, and cost-effectiveness - while unlocking powerful new use cases in the nuclear and heavy industry domains.

●	Brenmiller Signs MoU with ENASCO to Pioneer Nuclear SMR-Integrated Thermal Energy Storage Solutions: On July 16, 2025 we announced that we have signed a non-binding Memorandum of Understanding with ENASCO Ltd., or ENASCO, a specialist in nuclear SMR project development. Under the MoU, we will collaborate with ENASCO to study, develop and commercialize integrated solutions combining our proprietary bGen™ TES system with advanced Liquid Metal Reactor, or LMR-based SMRs. The initiative targets enhanced energy efficiency, operational safety, and system flexibility across electric, thermal, and hydrogen applications.

Results of Operations

The following table presents our results of operations for the periods presented.

	Six Months Ended June 30,
US dollars in thousands, except per share data (unaudited)	2025	2024

Revenues	$387		$-

Costs and expenses:
Cost of revenues	(1,855)		(408)
Research and development	(2,411)		(1,808)
Selling and marketing	(624)		(616)
General and administrative	(2,075)		(2,313)
Other income (expenses), net	6		(230)
Operating loss	(6,572)		(5,375)
Interest expenses	(220)		(85)
Other financial income (expenses), net	(617)		3,879
Financial income (expenses), net	(837)		3,794
Share in equity loss of joint venture	(45)		-
Net loss and net comprehensive loss	$(7,454)		(1,581)
Net loss per ordinary share:
Basic and diluted loss	$(3.79)	$	*(2.25)
Weighted average number of shares outstanding used in the computation of basic and diluted loss per share	1,965,475		*702,066

*	Post reverse split.

Comparison of the Six Months Ended June 30, 2025 to the Six Months Ended June 30, 2024

Revenues

Our revenues for the six months ended June 30, 2025 were $387 thousand compared to $0 for the six months ended June 30, 2024. Revenues for the six months ended June 30, 2025 were derived primarily from our TES unit sold in connection with the ENEL project.

Cost of Revenues

The following table presents the breakdown of cost of revenues for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024
US dollars in thousands (unaudited)
Consultants and subcontractors- thermal energy storage unit costs	$426	$-
Write down of work-in-progress inventory to net realizable value	636	-
Operating costs not attributed to projects (mainly salary and related expenses)	793	408
Total	$1,855	$408

Our cost of revenues for the six months ended June 30, 2025, increased by 354% to $1,855 thousand, compared to $408 thousand for the six months ended June 30, 2024. This increase was primarily attributable to: (i) $426 thousand in costs related to the finalization of the ENEL project in 2025, (ii) a $636 thousand write-down of work-in-progress inventory to net realizable value, and (iii) an increase of $385 thousand in operating costs not attributed to projects, compared to the six months ended June 30, 2024.

Research and Development

The following table presents the breakdown net research and development expenses, for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
US Dollars in thousands (unaudited)	2025	2024

Salary and related expenses	$1,514	$1,363
Consultants and subcontractors	131	210
Expenditure on materials	269	39
Office maintenance	200	177
Other	297	19
Total	$2,411	$1,808

Research and development expenses, for the six months ended June 30, 2025 increased by 33% to $2,411 thousand compared to $1,808 thousand for the six months ended June 30, 2024. This increase was primarily driven by a $151 thousand rise in payroll and related expenses compared to the six months ended June 30, 2024. The main reason for this increase is that, during the six months ended June 30, 2024, certain payroll expenses were capitalized as part of the fixed assets related to the establishment of the production line. In addition, there was an increase of approximately $91 thousand in payroll expenses compared to the six months ended June 30, 2024, which was partially offset by a decrease of approximately $58 thousand in payroll costs attributed to employee stock options and bonuses. In addition, there was an increase of approximately $230 thousand in expenditures on materials, mainly due to higher costs related to the development projects of the Company’s core product, “Electricity to Steam,” during this period compared to the six months ended June 30, 2024, which was partially offset by a decrease of approximately $79 thousand in consultants and subcontractors expenses. Furthermore, there was an increase of approximately $278 thousand related to a provision recorded in connection with the Israel Innovation Authority, or the IIA.

We expect that our research and development expenses will slightly decrease, primarily as a result of the completion of the main phase of the Electricity-to-Steam application, subject to the timing and scope of future development projects.

Selling and Marketing

Selling and marketing expenses for the six months ended June 30, 2025, increased by 1% to $624 thousand, compared to $616 thousand for the six months ended June 30, 2024. The increase was primarily attributable to a salary increase of $61 thousand, partially offset by a decrease of $41 thousand in consultants’ expenses.

Although we continue to enhance our market penetration efforts, primarily by partnering with local agents in our target markets, we expect that our selling and marketing expenses will not change significantly.

General and Administrative

General and administrative expenses decreased by 10% to $2,075 thousand for the six months ended June 30, 2025, compared to $2,313 thousand for the six months ended June 30, 2024. This decrease was primarily attributable to a $289 thousand reduction in allowances for credit losses related to the project in Brazil and a $225 thousand decrease in payments to consultants and insurance expenses. These reductions were partially offset by a net increase of $222 thousand in payroll and related costs, mainly due to the addition of two staff members during 2025 and higher salary costs for senior management.

Other Income (expenses), net

Other net income for the six months ended June 30, 2025, was $6 thousand, compared to other net expenses of $230 thousand for the six months ended June 30, 2024. This change was primarily due to the write-off recorded during the six months ended June 30, 2024, of the remaining value of the Rotem 1 project asset.

Operating Loss

Based on the foregoing, our operating loss increased from $5,375 thousand for the six months ended June 30, 2024, to $6,572 thousand for six months ended June 30, 2025.

Financial Income (expenses), Net

Net financial expenses for the six months ended June 30, 2025, were $837 thousand, compared to net financial income of $3,794 thousand for the six months ended June 30, 2024. The net financial expenses in 2025 were primarily attributable to exchange rate differences of $644 thousand and net interest expenses of $193 thousand, of which approximately $147 thousand related to the EIB loan agreement.

Net financial income for the six months ended June 30, 2024, was primarily attributable to financial income from a fair value adjustment of warrants of $4,114 thousand and income from exchange rate differences of $172 thousand, partially offset by warrant issuance costs of $473 thousand.

Share in equity Loss of Joint Venture

For the six months ended June 30, 2025, the Company recognized a Share in equity Loss of Joint Venture of approximately $45 thousand, reflecting the commencement of Brenmiller Europe S.L. in the first quarter of 2025, which will focus on the European market.

Net Loss and net comprehensive loss

The net loss for the six months ended June 30, 2025, increased by 371% to $7,454 thousand, compared to $1,581 thousand for the six months ended June 30, 2024. This increase was principally attributable to higher net financial expenses and an increase in operating loss, as described above.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2025, we have funded our operations principally from receipt $124 million in proceeds from the issuance of our ordinary shares, options, warrants, convertible securities, loans and governmental grants. As of June 30, 2025, we had $2,160 thousand in cash and cash equivalents and restricted deposits.

The table below presents our cash flows for the periods indicated.

	Six Months Ended June 30,
US dollars in thousands (unaudited)	2025	2024

Net cash used in operating activities	$(5,266)	$(3,864)
Net cash used in investing activities	(135)	(247)
Net cash provided by financing activities	3,348	7,974
Net increase (decrease) in cash and cash equivalents and restricted deposits	$(2,053)	$3,863

Operating Activities

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, in the six months ended June 30, 2025, we had operating losses of $6,617 thousand. We have mainly financed our activities in the six months ended June 30, 2025 through the issuance of our ordinary shares and warrants. Management plans to continue to commercialize our products and services and secure sufficient financing through additional equity or debt financing and obtaining additional governmental grants. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

Cash flows from operating activities consist primarily of adjustments to net loss for various non-cash items, including depreciation, fair value adjustment of warrants’ liability, warrants issuance costs, share-based compensation expenses, and non-cash interest and exchange rate differences, net. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include inventory, prepaid expenses, accounts receivable, and other assets and accounts payable.

Net cash used in operating activities for the six months ended June 30, 2025 was $5,266 thousand. This net cash used in operating activities primarily reflects a net loss of $7,454 thousand, and a non-cash adjustment of $1,358 thousand, a decrease of $331 thousand in inventory, an increase in trade payables of $96 thousand and an increase in other payables and deferred revenue of $557 thousand, partially offset by an increase of $154 thousand in prepaid expenses and receivables. Net non-cash adjustment of $1,358 thousand consisted primarily of share-based compensation payment of $513 thousand, a depreciation of $283 thousand, a share in equity loss of joint venture of $45 thousand and non-cash interest and exchange rate differences, net of $523 thousand.

Net cash used in operating activities for the six months ended June 30, 2024 was $3,864 thousand. This net cash used in operating activities primarily reflects a net loss of $1,581 thousand, and a non-cash adjustment of $2,462 thousand, a decrease of $187 thousand in prepaid expenses and receivables, an increase in other payables and deferred revenue of $159 thousand, partially offset by an increase of $18 thousand in inventory and a decrease in trade payables of $149 thousand. Net non-cash adjustment of $2,462 thousand consisted primarily of fair value adjustment of warrant liability of $4,114 thousand, warrants issuance costs of $473 thousand, loss from the write off the remaining asset from the closure of the Rotem 1 project of $233 thousand, a share-based compensation payment of $915 thousand, a depreciation of $56 thousand and non-cash interest and exchange rate differences, net of $25 thousand.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2025, was $135 thousand. This net cash used in investing activities is attributable primarily to net capital expenditure of $43 thousand mainly for the production facility in Dimona and investment in a joint venture of $87 thousand.

Net cash used in investing activities for the six months ended June 30, 2024, was $247 thousand. This net cash used in investing activities is attributable primarily to capital expenditure of $251 thousand mainly for the production facility in Dimona.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2025, was $3,348 thousand. This net cash is attributable to proceeds from the issuance of Ordinary Shares, pre-funded warrants and warrants of $3,729 thousand, partially offset by a fund raising and issuance costs of $381 thousand.

Net cash provided by financing activities for the six months ended June 30, 2024, was $7,974 thousand. This net cash is attributable to proceeds from the issuance of Ordinary Shares, pre-funded warrants and warrants of $8,827 thousand and the exercise of options and warrants amounting to a total of $3 thousand, partially offset by a fund raising and issuance costs of $856 thousand.

Current Outlook

We have financed our operations to date primarily through proceeds from the issuance of our ordinary shares, pre-funded warrants and warrants, revenues from the sale of products, and revenues from licensing fees, and engineering services, a loan from EIB and governmental grants. We have incurred losses and generated negative cash flows from operations since inception in 2012.

We expect to generate revenues from the sale of our products, heat-as-a-service operations, and other sources in the future. However, we do not anticipate that such revenues will be sufficient to support all of our operations in the near term. We expect our expenses to increase in connection with our activities, particularly as we continue the development of our products and expand our commercialization efforts. Accordingly, we expect that we will require substantial additional funding to support the growth of our operations, continue our research and development activities, commercialize our products, and advance projects that may need to be partially financed by us in order to penetrate relevant markets.

To address these needs, in July 2025 we entered into a Securities Purchase Agreement with Alpha, pursuant to which the Company agreed, subject to certain conditions, to issue and sell to Alpha up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants.

As of June 30, 2025, our cash and cash equivalents and restricted deposits shown in the statement of cash flows were $2,160 thousand.

On January 22, 2024, we entered into a securities purchase agreement with a U.S. based institutional investor for the sale of 48,000 Ordinary Shares, warrants to purchase up to 177,778 Ordinary Shares, and pre-funded warrants to purchase up to 129,778 Ordinary Shares, at a price of $22.50 per Ordinary Share and accompanying warrant, less $0.0005 per pre-funded warrant, for aggregate gross proceeds of approximately $4.0 million before deducting placement agent fees and other offering expenses, or the January 2024 Offering. After deducting costs associated with the offering, our net proceeds were $3.4 million. The warrants are exercisable immediately at a price of $25.00 per share and will expire five years from the date of issuance. The pre-funded warrants are exercisable immediately at a price of $0.0005 per share and are exercisable until exercised in full. The offering closed on January 25, 2024. On May 17, 2024 the pre-funded warrants were fully exercised.

On January 22, 2024, we entered into a placement agency agreement, or the Placement Agency Agreement, with A.G.P./Alliance Global Partners, or the Placement Agent, pursuant to which the Placement Agent agreed to serve as placement agent for the issuance and sale of Ordinary Shares, warrants and pre-funded warrants. We agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds received by from the sale of the securities in this offering, however in the case of certain identified investors we agreed to pay a cash fee equal to 3.5% of the gross proceeds received by us from such investors. Pursuant to the Placement Agency Agreement, we also agreed to pay the Placement Agents $105,000 for accountable expenses and $25,000 for non-accountable expenses. The Placement Agency Agreement has indemnification and other customary provisions for transactions of this nature.

On August 4, 2024, we entered into a definitive securities purchase agreement with Alpha for a private placement of 200,000 Ordinary Shares at a price of $5.25 per share. The closing of the private placement is subject to certain conditions, including us obtaining consent from an existing lender within 90 days of signing the securities purchase agreement. Under the terms of the securities purchase agreement, Alpha will also have the right to make a further investment for 200,000 additional Ordinary Shares (or ordinary share equivalents) in the event that our Ordinary Shares close at or above $12.50 per share within the next 12 months. The securities purchase agreement provides for registration rights for the Ordinary Shares and we have agreed to file a registration statement with the Securities and Exchange Commission to register the resale of the Ordinary Shares within thirty (30) days of closing. The private placement is expected to result in gross proceeds of approximately $1.05 million. We intend to use the net proceeds from the private placement for general corporate purposes, including working capital.  On January 16, 2025, we entered into a second amendment, or the Second Amendment, to the securities purchase agreement with Alpha. Pursuant to the Second Amendment, it was agreed to extend the notice period provided by Alpha to us to fifteen (15) business days in connection with Alpha’s right to make a further investment for 200,000 additional Ordinary Shares (or ordinary share equivalents) in the event that our Ordinary Shares close at or above $12.50 per share within 12 months from the date of the securities purchase agreement. Under the Second Amendment we also had the right to call Alpha’s additional investment right under certain circumstances in the event that the closing price of our Ordinary Shares is $20.00 or more for three consecutive trading days. The option under the Second Amendment has expired.

On May 12, 2025, we entered into a securities purchase agreement with certain investors. For further details, see “Recent Developments—May 2025 Public Offering”.

On July 25, 2025, we entered into the July 2025 Securities Purchase Agreement, with Alpha. For further details, see “Recent Developments—July 2025 Private Placement”.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt and/or equity financings and through government grants. However, there is no assurance that we will be successful accomplishing these plans. If we are unable to obtain sufficient capital, we may need to reduce, delay, or adjust our operating expenses, including commercialization of existing products, or we will be unable to expand our operations as desired.

We expect to continue incurring losses and negative cash flows from operations until our products reach profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, our management and auditors have concluded that these conditions raise substantial doubt about our ability to continue as a going concern.

Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2.5 million. Although as of June 30, 2025, we had shareholders’ equity of $1,193 thousand, following the Equity Closing on September 29, 2025 in connection with the July 2025 Private Placement described above, we believe we currently demonstrate compliance with the stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1). We are committed to continuing to monitor our financial position and to take measures, as necessary, to ensure ongoing compliance with applicable Nasdaq listing requirements.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included under the 2024 Annual Report.